EXHIBIT 12.1
MERCURY SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended June 30, 2019	Year Ended June 30, 2018	Year Ended June 30, 2017	Year Ended June 30, 2016	Year Ended June 30, 2015
Income (loss) from continuing operations before income taxes	$59,527	$42,573	$31,068	$25,286	$18,795
Fixed charges:
Interest expense	$9,109	$2,850	$7,568	$1,172	$34
Portion of rental expense representative of interest factor (1)	2,874	2,156	2,565	1,325	1,246
Total fixed charges	$11,983	$5,006	$10,133	$2,497	$1,280
Income from continuing operations before income taxes plus fixed charges	$71,510	$47,579	$41,201	$27,783	$20,075
Ratio of earnings to fixed charges (2)	6.0	9.5	4.1	11.1	15.7
Coverage deficiency	$—	$—	$—	$—	$—

(1) The portion of rental expense which management believes is representative of the interest component of rent expense (assumed to be 33%).

(2) The ratio of earnings to fixed charges is calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs) and an estimate of the interest within rental expense.